NEWS RELEASE 10-19	JUNE 9, 2010

DRILLING RETURNS 16.4 G/T GOLD OVER 21.2 METRES AT LONG CANYON, NEVADA

Fronteer Gold (FRG - TSX/NYSE-Amex) announces that drilling has extended gold mineralization 100 metres to the northeast and intersected a new mineralized zone at Long Canyon, one of the company’s key development projects in Nevada. The results are the first from the current $19.8 million development and exploration program at Long Canyon, where five drill rigs are currently turning on the property.

New drilling in the vicinity of last year’s most northerly step-out holes has returned the following broad intervals of high-grade oxide gold:

  16.4 grams per tonne gold (0.479 ounces per ton) over 21.2 metres, including 39.2 g/t (1.146 oz/ton) over 5.8 metres in LC435C.

  6.47 g/t (0.189 oz/ton) over 22.3 metres, including 15.39 g/t (0.449 oz/ton) over 4.9 metres in LC450C.

  3.79 g/t (0.111 oz/ton) over 46.6 metres in LC453C. Of note, LC453C extends mineralization 100 metres to the northeast, attesting to the strength and persistence of this gold system.

Drilling has also identified a new, parallel gold zone in the northeastern part of the deposit, which returned:

  2.67 g/t (0.078 oz/ton) over 53.4 metres in LC446.
  6.39 g/t (0.187 oz/ton) over 47.3 metres, including 24.84 g/t (0.725 oz/ton) over 7.6 metres in LC451.

For a map highlighting recent drilling, please click:
http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillMap1019.pdf

Drill highlights

Hole ID	From (metres)	To (metres)	Intercept length (metres)	Au (g/t)	Au (oz/ton)
LC419C	197.6	203	5.5	7.3	0.212
LC420	149.4	152.4	3	2.4	0.069
LC426	216.5	221.0	4.6	1.1	0.031
LC429	108.2	131.1	22.9	1.6	0.047
LC432C	101.2	116.5	15.2	2.3	0.067
including	107.9	111.9	4.0	5.6	0.163
LC434	129.6	154.0	24.4	1.8	0.054
LC435C	194.5	205.8	11.3	2.2	0.064
	215.9	237.0	21.2	16.4	0.479
including	228.0	233.8	5.8	39.2	1.146
LC436	254.6	265.2	10.7	2.1	0.061

LC440	248.5	259.1	10.7	4.8	0.141
including	250.0	253.0	3.0	12.8	0.374
LC445C	128.4	132.9	4.6	1.3	0.037
	135.4	138.6	3.2	1.0	0.029
	141.2	161.9	20.7	4.5	0.13
including	157.3	160.4	3.0	11.9	0.347
	250.3	261.0	10.7	1.3	0.037
LC446	120.4	173.8	53.4	2.7	0.078
including	144.8	154.0	9.1	5.9	0.173
LC450C	111.0	133.2	22.3	6.5	0.189
including	111.7	116.6	4.9	15.4	0.449
LC451	213.4	260.7	47.3	6.4	0.187
including	221.0	230.2	9.1	7.3	0.213
	243.9	251.5	7.6	24.8	0.725
LC453C	215.9	262.5	46.6	3.8	0.111

Primary drill composites were calculated using a cut-off of 0.30 g/t, with variably higher cut-offs for the sub-intervals. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are interpreted to be between 30-100% of the reported lengths. Less than 1 g/t are not reported in this press-release table. “C” indicates a core hole. For a PDF of comprehensive drill results, including non-reportable intercepts, please click: http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillResults1019.pdf

Fronteer Gold is majority 51% owner and operator of Long Canyon and is responsible for its share of the project funding. The development and exploration program will comprise at least 45,000 metres of drilling, with an emphasis on resource definition and resource expansion, primarily in the northern half of the deposit. Fronteer Gold also plans to complete in 2010 the required metallurgical, engineering, and environmental work necessary to move Long Canyon to pre-feasibility stage.

Fronteer Gold recently reported an updated resource estimate for Long Canyon, based on 2009 drilling (See May 19, 2010 press release). Using a 0.30 g/t gold cutoff, the new resource estimate shows an 81% increase in M&I ounces and a 17% increase in Inferred ounces compared to the 2009 resource. The substantial increase in M&I ounces is attributable to the 2009 work-program’s focus on infill core drilling as Fronteer seeks to transition Long Canyon from exploration to development stage.

Moira Smith, P. Geo., Nevada Chief Geologist for Fronteer Gold, is the company's designated Qualified Person for this news release and has reviewed and validated that the information contained in the release accurate.

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Fronteer Gold aims to build regional production by advancing these projects sequentially over the near-term using existing cash resources – funding the company’s growth with low-risk of dilution. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Troy Fierro, COO
Sean Tetzlaff, CFO

John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.